ANNUAL	Notice of Annual General Meeting of Shareholders

GENERAL
Management Information Circular
MEETING

Date:	Thursday, February 23, 2017

Place:	550 Burrard Street, Bentall 5
Lobby Level Boardroom
Vancouver, British Columbia

Time:	11:00 a.m. (Pacific time)

CORPORATE DATA	Head Office
788 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Directors and Officers
R. Michael Jones – President, Chief Executive Officer & Director
Frank R. Hallam – Chief Financial Officer, Corporate Secretary & Director
Iain D.C. McLean – Chairman and Director
Barry W. Smee – Director
Eric H. Carlson – Director
Timothy D. Marlow – Director
Diana J. Walters – Director
Peter C. Busse – Chief Operating Officer
Kresimir (Kris) Begic – Vice-President Corporate Development

Registrar and Transfer Agent
Computershare Investor Services Inc.
3rd Floor – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Legal Counsel
Gowling WLG (Canada) LLP
2300 – 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Auditor
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7

Stock Exchange Listing
Toronto Stock Exchange (“TSX”)
Symbol “PTM”

NYSE MKT LLC (“NYSE MKT”)
Symbol “PLG”

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification as Platinum Group Metals Ltd. (the “Company”) has decided to use the notice and access model (“Notice and Access”) provided for under recent amendments to National Instrument 54-101 –

Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Thursday, February 23, 2017 (the “Meeting”). Under Notice and Access, instead of receiving printed copies of the Company’s management information circular (the “Information Circular”), financial statements for the fiscal year ended August 31, 2016 and management’s discussion and analysis (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically. However, together with this notice, shareholders continue to receive a proxy (in the case of registered shareholders) or a voting instruction form (in the case of non-registered shareholders), enabling them to vote at the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs. This notice serves as a notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Thursday, February 23, 2017 (“Meeting Date”) at 11:00 a.m. (Pacific time) at 550 Burrard Street, Bentall 5, Lobby Level Boardroom, Vancouver, British Columbia, for the following purposes:

1.

to receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2016 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

2.	to elect the directors;

3.	to appoint the auditors and to authorize the directors to fix their remuneration;

4.

to consider and, if thought fit, to pass, with or without variation, ordinary resolutions to approve the Company’s new share compensation plan, as more particularly described in the Information Circular; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

For detailed information with respect to each of the above matters, please refer to the item bearing the corresponding title in the Information Circular.

The Company urges shareholders to review the Information Circular before voting.

Accessing Meeting Materials Online

The Meeting Materials (and the financial statement request card) can be viewed online under the Company’s profile on SEDAR at www.sedar.com, or the Company’s website: http://www.platinumgroupmetals.net/investor-relations/agm_2017/.

Accompanying this notice are the Information Circular, a form of Proxy (the “Proxy”) or voting information form (“VIF”), and a financial statement request form (“Request Form”). The Information Circular provides additional information relating to the matters to be addressed at the Meeting and is incorporated by reference into this notice.

Requesting Printed Meeting Materials

Any registered shareholder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact the Company at 1-866-899-5450. Any Canadian or US beneficial holder who wishes to receive a paper copy of the Information Circular prior to the date of the Meeting should contact Broadridge Investor Communication Solutions, Canada at 1-877-907-7643. To obtain additional information about the Notice and Access provisions, or to obtain a paper copy of the Information Circular after the date of the Meeting, please contact Frank R. Hallam, the Corporate Secretary of the Company, at 1-866-899-5450.

Stratification

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials and those registered and beneficial shareholders with addresses outside of Canada and the United States will receive printed copies of the Meeting Materials with this notice.

Voting Process

Registered Shareholders at the close of business on January 3, 2017 may vote in person at the Meeting or by proxy as follows:

By telephone: Call the toll-free number indicated on the proxy form and follow the instructions. If you choose to vote by telephone, you cannot appoint any person other than the officers named on the form of Proxy as your proxy holder.

On the internet: Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

By mail: Complete the form of Proxy and return it in the envelope provided. If you return your Proxy by mail, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of Proxy. Complete your voting instructions and date and sign the Proxy. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

In order to be valid and acted upon at the Meeting, the deadline for receiving a duly completed and executed form of Proxy or submitting a proxy by telephone or over the internet is 11:00 a.m. (Pacific time) on Tuesday, February 21, 2017, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed meeting of the shareholders.

Beneficial Shareholders (as such term is defined in the Information Circular) may vote or appoint a proxy using their VIF at least one business day in advance of the proxy deposit deadline noted on the form. You should carefully follow the instructions of your intermediary, including those regarding when and where the VIF is to be delivered.

For Any Questions

Shareholders with questions about Notice and Access can contact the Company at 1-866-899-5450.

DATED at Vancouver, British Columbia, this 3rd day of January, 2017.

BY ORDER OF THE BOARD
(signed) “R. Michael Jones”
President, Chief Executive Officer & Director

PLATINUM GROUP METALS LTD.

MANAGEMENT INFORMATION CIRCULAR
(containing information as at January 3, 2017 unless indicated otherwise)

SOLICITATION OF PROXIES

Platinum Group Metals Ltd. (the “Company”) is providing this Information Circular in connection with the management’s solicitation of proxies for use at the annual general meeting of the Company (and any adjournment thereof) to be held on Thursday, February 23, 2017 at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.

The solicitation of Proxies will be primarily by mail, but Proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company at nominal cost. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of common shares in the capital of the Company (the “Common Shares”) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of solicitation by management will be borne by the Company.

The Company has given notice of the Meeting in accordance with NI 54-101, pursuant to which it has sent the Notice of Meeting, Proxy and/or voting information form (“VIF”) and a Request Form but not this Information Circular, directly to its registered shareholders (“Registered Shareholders”) and its beneficial shareholders (“Beneficial Shareholders”).

The contents and the sending of this Information Circular have been approved by the directors of the Company. The Company reports in United States dollars; however, all references in this Information Circular to “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” or “U.S. dollars” are used to indicate United States dollar values.

APPOINTMENT OF PROXYHOLDER

The individuals named as proxyholders in the accompanying form of Proxy are the Chief Executive Officer and Chief Financial Officer, respectively, of the Company (collectively, “Management’s Nominees”). A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF MANAGEMENT’S NOMINEES NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. A proxy will not be valid unless the completed form of Proxy is received by Computershare Investor Services Inc. (“Computershare”), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 on or before 11:00 a.m. (Pacific time) on Tuesday, February 21, 2017 (the second business day before the date of the Meeting), being 48 hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting. Proxies delivered after that time will not be accepted. However, the deadline for the deposit of proxies may be waived by the chairman of the Meeting at his sole discretion without notice.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney duly authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, at Suite 2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 (Attention: Daniel M. Allen) at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in such shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (e.g., by way of the internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners” or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners” or “NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

The Company may utilize the Broadridge QuickVote™ service to assist NOBOs with voting their Common Shares.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf.

The Company has adopted the Notice and Access procedure described in NI 54-101 and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) to distribute its proxy-related materials to the Registered and Beneficial Shareholders. In addition, the Company has elected to pay to distribute its Meeting Materials to the OBOs.

The Beneficial Shareholders can expect to receive voting information by Broadridge or their brokers or their broker’s agents as set out above. The Company will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Beneficial Shareholders.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their brokers, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The Common Shares represented by a properly executed proxy in favour of persons designated as proxyholders in the enclosed form of Proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the shareholder appointing the proxyholder on any ballot that may be called for; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made in such proxy.

ON A POLL, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of Management’s Nominees to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Authorized Share Structure:	unlimited Common Shares without par value

Issued and Outstanding:	112,803,619 Common Shares as at January 3, 2017 (the “Record Date”)

Only shareholders of record holding Common Shares at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a shareholder or as a representative of one or more corporate shareholders, or who is holding a valid Proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a valid Proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in that shareholder’s name on the list of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting. Shareholders represented by proxyholders are not entitled to vote on a show of hands.

Share Consolidation

On January 26, 2016, the Company announced that the Common Shares would be consolidated (the “Share Consolidation”) on the basis of one new Common Share for ten old Common Shares (1:10). All information in this Information Circular regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been adjusted to reflect the Share Consolidation.

To the knowledge of the directors and executive officers of the Company, the following entities beneficially own, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the voting securities of the Company:

Name	No. Of Shares	Percentage
Franklin Resources, Inc.	21,248,488	18.84%
BlackRock, Inc.	19,658,177	17.43%
Liberty Metals & Mining Holdings, LLC	15,065,678	13.36%

ELECTION OF DIRECTORS

The board of directors (the “Board”) has determined the number of directors at seven and currently consists of seven directors.

The term of office of each of the current directors will expire at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named by management as proxyholders in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) (the “Act”).

Majority Voting Policy

On January 13, 2015, the Board adopted a majority voting policy, as amended on February 18, 2015 (the “Policy”). The Policy requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election will be required to tender an offer to resign (a “Resignation Offer”). The Policy applies only to uncontested elections, which are elections of directors where the number of nominees for election as director is equal to the number of directors to be elected at such meeting. Following a tender of a Resignation Offer, the Governance and Nomination Committee will consider the Resignation Offer and will recommend to the Board whether or not to accept or reject the Resignation Offer or to propose alternative actions. The Governance and Nomination Committee will be expected to recommend accepting the Resignation Offer, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. Within 90 days following the applicable annual general meeting, the Board will make a determination of the action to take with respect to the Resignation Offer and will promptly disclose by news release its decision to accept or reject the director’s Resignation Offer or to propose alternative actions as referenced in the Policy. If the Board has decided to reject the Resignation Offer or to pursue any alternative action other than accepting the Resignation Offer, then the Board will disclose in the news release its reasons for doing so. The applicable director will not participate in either the Governance and Nomination Committee or Board deliberations on his or her Resignation Offer.

The following table and notes thereto sets out the name of each person proposed to be nominated by management for election as a director, his or her province and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of Common Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by him or her and his or her associates and affiliates, as at the Record Date:

Name, Position and Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, or controlled or directed, directly or indirectly(2)

R. MICHAEL JONES(3) President, Chief Executive Officer and Director British Columbia, Canada	President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	Feb. 18, 2002(4)	272,920(5)

Name, Position and Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares beneficially owned, or controlled or directed, directly or indirectly(2)

FRANK R. HALLAM(3) Chief Financial Officer, Corporate Secretary and Director British Columbia, Canada	Chartered Accountant since 1993; Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	Feb. 18, 2002(6)	124,626

BARRY W. SMEE(7)(8)(9) Independent Director British Columbia, Canada	Geologist and Geochemist. President of Smee & Associates, a private consulting, geological and geochemistry company, from 1990 to present.	Feb. 18, 2002(4)	21,010

IAIN D.C. McLEAN(7)(8)(9) Chairman and Independent Director British Columbia, Canada	General Management Consultant and Chartered Engineer. Chief Operating Officer, MineSense Technologies, a technology company based in Vancouver, B.C. from Aug 2014 to Sep 2015; Regional Vice President, Gemcom Software/Dassault Systemes GEOVIA from June 2010 to July 2014.	Feb. 18, 2002(10)	20,335

ERIC H. CARLSON(7) Independent Director British Columbia, Canada	Chartered Accountant since 1985; Chief Executive Officer of Anthem Works Group Ltd., a real estate investment, development and management company based out of Vancouver, B.C., from July 1994 to present.	Feb. 22, 2005	88,280(11)

TIMOTHY D. MARLOW(3)(9) Independent Director British Columbia, Canada	Chartered Mining Engineer and Consultant. President of Philippine Gold Consulting LLC from 1995 – 2014; President of Marlow & Associates from 1995 to present.	May 6, 2011	3,000

DIANA J. WALTERS(7)(8) Independent Director New York, USA	Consulting specialist primarily in natural resources, principal investing, investment banking/finance and industry management. President and CEO of Liberty Metals and Mining Holdings, LLC from Jan 2010 to Oct 2014.	July 15, 2013	4,000

NOTES:

(1)	The information as to the province/state and country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, by each proposed director, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of the Disclosure Committee. Mr. Jones is the chairman of the Disclosure Committee.
(4)	Served as a director of one of the Company’s predecessors from February 24, 2000 to February 18, 2002.
(5)	Of these shares, 95,600 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).
(6)	Served as a director of one of the Company’s predecessors from March 11, 1983 to February 18, 2002.
(7)	Denotes member of the Audit Committee. Mr. Carlson is chairman of the Audit Committee.
(8)	Denotes member of the Compensation Committee. Mr. Smee is the chairman of the Compensation Committee.
(9)	Denotes member of Governance and Nomination Committee. Mr. McLean is the chairman of the Governance and Nomination Committee.
(10)	Served as a director of one of the Company’s predecessors from October 9, 2000 to February 18, 2002.
(11)

Of these Common Shares, 42,580 are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson and 25,500 Common Shares are held by Anthem Works Ltd., a company controlled by Mr. Carlson.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide certain disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. Please refer to the Company’s Annual Information Form dated November 29, 2016 (the “2016 AIF”) with respect to the fiscal year ended August 31, 2016 under the headings “Directors and Officers – Committees of the Board of Directors – Audit Committee” and Schedule “A” attached thereto. A copy of the 2016 AIF has been filed on the Company’s profile on the SEDAR website (www.sedar.com) and the Company will, upon request from a shareholder, provide a copy of the 2016 AIF free of charge.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	the chief executive officer (“CEO”) of the Company;

(b)	the chief financial officer (“CFO”) of the Company;

(c)

each of the Company’s three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at August 31, 2016 whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 – Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at August 31, 2016.

During the year ended August 31, 2016, the Company had five NEOs: R. Michael Jones, the President and CEO of the Company; Frank R. Hallam, the CFO of the Company; Peter C. Busse, the Chief Operating Officer (“COO”) of the Company; Kresimir (Kris) Begic, Vice-President (“VP”) Corporate Development; and Mlibo Mgudlwa, VP of the Company’s wholly owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. Mr. Begic and Mr. Mgudlwa are not executive officers (as that term is defined under National Instrument 51-102 – Continuous Disclosure Obligations) but constitute NEOs based on paragraph (d) above.

COMPENSATION DISCUSSION AND ANALYSIS (“CD&A”)

The Board has established a compensation committee (a “Compensation Committee”) which is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s officers. The Compensation Committee ensures that total compensation paid to all active NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy. The Compensation Committee is comprised of Barry W. Smee (Chair), Iain D.C. McLean and Diana J. Walters, all of whom are independent directors of the Company.

The Company does not generate operating cash flow and relies on equity and debt financings to fund its exploration and corporate activities. Therefore, as the Company seeks to attract, retain and motivate highly skilled and experienced NEOs, it must at the same time consider current market and industry circumstances and the Company’s liquidity and ability to raise further capital.

The mineral exploration and development industry is extremely competitive and active for officers and other employees. Since 2008 the global economic environment has been unstable, resulting in a volatile equity market. Variable commodities market conditions and associated long term market uncertainties since 2011 have had an impact on executive compensation decisions made during the fiscal years ended August 31 2014, 2015 and 2016. The CD&A that follows outlines the Company’s executive compensation components and philosophies, which at times, was tempered by the Company’s desire to preserve capital in light of uncertain economic circumstances.

Officer Compensation Philosophy and Objectives

The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of officers with maximizing long-term shareholder value;

2.	Performance sensitive – compensation for officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The Company does not have a formal compensation program with set benchmarks; however, the Company does have an informal program designed to encourage, compensate and reward employees on the basis of individual and corporate performance, including but not limited to the Common Share price, both in the short and the long term, and to align the interests of officers with the interest of the Company’s shareholders. This alignment of interests is achieved by making long term equity-based incentives through the granting of stock options, a significant component of executive compensation (on the assumption that the performance of the Common Share price over the long term is an important indicator of long term performance).

The objectives of the compensation program in compensating the active NEOs are derived from the above-mentioned compensation philosophy and are as follows: to attract, motivate and retain highly skilled and experienced officers; to align the interests of officers with shareholders’ interests and with the execution of the Company business strategy; and to tie compensation directly to those measurements and rewards based on achieving and exceeding performance expectations.

The Compensation Committee has not formally considered the implications of the risks associated with the Company’s compensation policies and practices. Notwithstanding this, risk management is a consideration of the Compensation Committee when implementing its compensation policies and the Compensation Committee does not believe that the Company’s compensation policies and practices result in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Company.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced officers by providing competitive compensation. The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its recommendations to the Board. These other companies are identified below in the section following the table under the heading entitled “Executive Compensation - Related Fees”. The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in similar lines of business as the Company in assessing compensation levels.

The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;
  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and
  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval and recommendation to the Board.

Elements of Officer Compensation

A combination of fixed and variable compensation is used to motivate officers to achieve overall corporate goals. For the financial year ended August 31, 2016, the three basic components of officer compensation were:

  base salary;
  annual incentives (cash bonus); and
  option based awards (long-term compensation).

Base salary comprises the portion of executive compensation that is fixed, whereas annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective officer depending on: whether the officer is able to meet or exceed his or her applicable performance expectations; market performance of the Common Shares; and the Company’s liquidity and ability to raise further capital in the prevailing economic environment.

No specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the officer’s role and responsibilities within the Company. The focus is on remaining competitive in the market with respect to “total compensation” as opposed to within any one component of executive compensation.

The members of the Compensation Committee have direct experience with officer compensation which enables them to make decisions on the suitability of the Company’s compensation policies. Barry W. Smee until recently served as a board member of other publically listed mining companies. Diana J. Walters has extensive business experience in the natural resources sector, both as an investment banker and in operating and directorship roles. Iain D.C. McLean has extensive business experience in mine operations and senior management positions in publicly listed and private technology companies. Collectively the Compensation Committee is aware of the market compensation levels and can provide guidance on the policies required to ensure the Company has appropriate compensation policies in place.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each active NEO. It then submits to the Board recommendations with respect to base salary adjustments, bonuses and participation in option based compensation arrangements for each NEO.

Base salary is targeted to be competitive in the market place in order to attract and retain qualified individuals to the Company and then typically serves as the foundation for determining annual and long-term incentive plan amounts. The actual amount of annual incentive is decided based on individual performance and the discretion of the Compensation Committee. Long-term compensation is targeted to be competitive in the market place, but is positioned in such a way as to have significant pay at risk and be dependent upon the long-term success of the Company.

Base Salary

The Compensation Committee and the Board approve the salary ranges for the active NEOs. Base salaries are set with the goal of being competitive with corporations of a comparable size and at the same stage of development, thereby enabling the Company to compete for and retain NEOs critical to the Company’s long-term success. In determining the base salary of an NEO, the Compensation Committee places equal weight on the following criteria:

  the particular responsibilities related to the position;
  salaries paid by comparable businesses;
  the experience level of the officer; and
  his or her overall performance or expected performance (in the case of a newly hired officer).

The Compensation Committee makes an assessment of these criteria, and using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all officers’ and employees’ compensation levels. In the year ended August 31, 2016, the Compensation Committee engaged an external independent consultant, Lane Caputo Compensation Inc. (the “Consultant”) to assist the Compensation Committee in assessing the criteria and to make recommendations on appropriate compensation levels for officers and employees.

The aggregate fees billed to the Company or its subsidiaries by the Consultant, including any of its associates, during the fiscal year ended August 31, 2016 was $8,431.

Executive Compensation - Related Fees

Consultant	Year(1)	Fees ($)	All Other Fees ($)	Total Fees ($)
Lane Caputo Compensation Inc.	2016 2015	8,431 44,100	Nil Nil	8,431 44,100

NOTES:

(1)	Financial year ended August 31st.
(2)	Lane Caputo Compensation Inc. was originally retained in January, 2011 to provide a full review of senior executive and board compensation with a full set of benchmark company comparisons.

The Compensation Committee and the Consultant had access to other public company data through available information and other public company boards where the members serve. In particular, the Company looked at the following benchmark group as provided in a written report by the Consultant dated August 17, 2015:

  Argonaut Gold Inc.
  MAG Silver Corp.
  Semafo Inc.
  Asanko Gold Inc.
  Nevsun Resources Ltd.
  Sierra Metals Inc.
  AuRico Gold Inc. (prior to its merger with Alamos Gold Inc.)
  Perseus Mining Limited
  Teranga Gold Corporation
  Endeavour Mining Corporation
  Primero Mining Corp.
  Torex Gold Resources Inc.
  Guyana Goldfields Inc.
  Romarco Minerals Inc.
  Trevali Mining Corporation
  Katanga Mining Limited
  Roxgold Inc.
  True Gold Mining Inc.
  Lucara Diamond Corp.
  Rubicon Minerals Corporation

This benchmark group was selected based on the stage of the company, market capitalization and geographic location of the companies’ properties. The Compensation Committee used the benchmark group data to ensure the compensation levels were sufficient to be competitive without exceeding average compensation for companies of the same size and stage.

During the financial year ending August 31, 2016, approximately: $465,167 (2015 - $430,000) was paid as base fees to the Company’s President/CEO; $427,031 (2015 - $396,667) was paid as base salary for the Company’s CFO; $337,789 (2015 - $320,000) was paid as base salary for the Company’s COO; $213,333 (2015 - $201,667) was paid as a base salary for the Company’s VP Corporate Development; and $197,288 (2015 - $190,266) was paid as a base salary for the VP Platinum Group Metals (RSA) (Pty) Ltd. Employee salaries are based on fair market value and individual performance assessed by management. Incentives and options are considered separately from base salary.

Annual Incentives (Cash Bonus)

Officers are eligible for an annual discretionary bonus, payable in cash. The Board approves such annual incentives, relying heavily on the recommendations of the Compensation Committee in granting them. The Compensation Committee assesses each active NEO’s performance and his or her respective contribution to the Company’s success, and after taking into account the financial and operating performance of the Company, makes a recommendation to the Board. Competitive levels of base salary, comparisons and option based awards are considered when setting incentives. Overall compensation is considered as a whole including annual incentives. For the CEO and COO, safety is a consideration for bonus compensation. Significant growth in the Company assets through discovery, increased mineral resources and engineering advancement at the Company’s Waterberg property has been achieved in 2016. The accomplishments at Waterberg, the completion of important financings and the safe progress of surface construction at the Project 1 Platinum Mine in South Africa (“Project 1”) were important considerations in establishing senior management bonus levels for 2016.

In the financial year ended August 31, 2016 the Company’s President/CEO was paid a cash bonus of $78,750 (2015 - $331,500); the Company’s CFO was paid a cash bonus of $72,625 (2015 - $306,000); the Company’s COO was paid a cash bonus of $58,625 (2015 - $110,000); the Company’s VP Corporate Development was paid a cash bonus of $36,750 (2015 - $100,000); and the Company’s VP of Platinum Group Metals (RSA) (Pty) Ltd. was paid a cash bonus of $14,676 (2015 - $26,549).

The cash bonus amounts listed above were paid to NEO’s in December 2015 following the completion of significant milestones during calendar 2015. Looking forward, although performance milestones were met by NEO’s in calendar 2016, post the Company’s August 31, 2016 fiscal year end, and as at the date of this Information Circular, the Compensation Committee has determined that no cash bonus amounts will be paid to NEO’s for calendar 2016 as a reflection of market conditions for the Common Shares.

Option Based Awards (long Term Compensation)

The Compensation Committee believes that it is important to award incentive stock options as part of an overall compensation package. Encouraging its officers and employees to become shareholders of the Company is, in the Compensation Committee’s view, the best way to align their interests with those of the Company’s shareholders.

Equity participation is accomplished through the Company’s incentive stock option plan (the “Existing Plan”), which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Internal experience of the Compensation Committee and Board is used with respect to option levels and comparisons are made to similar companies at the same stage of development in the mining industry.

The Compensation Committee considers stock option grants when reviewing NEO compensation packages as a whole. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading “Summary Compensation Table”.

The Company is proposing to adopt the Share Compensation Plan (as defined below) which, if adopted, will govern all future awards of incentive stock options, as more fully described under the heading “PARTICULARS OF OTHER MATTERS TO BE ACTED UPON - Approval of New Share Compensation Plan”.

Purchase of Financial Instruments

NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in the Common Shares on September 1, 2011 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years.

	2011	2012	2013	2014	2015	2016
Platinum Group Metals Ltd.	100	59	90	88	26	28
S&P/TSX Composite Index	100	94	99	122	109	114
S&P/TSX Global Mining Index	100	74	63	72	47	54

As shown in the foregoing graph, the Company’s performance has been below the performance of the S&P/TSX Composite Index and S&P/TSX Global Mining Index. Recent market conditions have been volatile and have particularly impacted the junior mining sector. Market conditions and associated long term market uncertainties have an impact on officer compensation decisions; however, the Compensation Committee also considers the performance of the officers and the achievement of milestones. The Company’s officers have achieved many planned milestones, notwithstanding difficult market conditions.

During the 2013 calendar year, the Company completed a public offering of 22.5 million shares for gross proceeds of $180 million and completed a public offering of 14.9 million shares for gross proceeds of approximately $175.2 million, successfully completed Phase 1 construction at Project 1, commenced with execution of Phase 2 construction and underground development at Project 1 and advanced the significant new discovery at its Waterberg property including the declaration of inferred resources.

During the 2014 calendar year, the Company continued with the execution of Phase 2 construction and underground development at Project 1, further advanced the discovery at its Waterberg property including the completion of a positive preliminary economic assessment for the Waterberg Joint Venture, declared a significant increase to inferred resources for the Waterberg property and completed a public offering of 21.5 million shares for gross proceeds of approximately US$113.8 million.

During the 2015 calendar year, at Project 1, the Company completed all required permitting, advanced underground development and substantially completed construction, commenced with preparations for production and completed US$80 million in debt financing. At the Waterberg Project the Company completed an amendment to the existing joint venture arrangement in May, 2015 to consolidate the ownership of the project, achieving US$20 million in partner funding as a component of the deal. A new, larger resource estimate was completed at Waterberg in July of 2015.

During the 2016 calendar year, at Project 1, the Company completed construction of surface infrastructure and plant commissioning, however production ramp up has been behind schedule. At the Waterberg Project, the Company completed a positive pre-feasibility study in October, 2016 and a new, larger resource estimate in April, 2016. The Company completed a public offering of 11.0 million shares for gross proceeds of US$33.0 million in May, 2016 and a public offering of 22.2 million shares for gross proceeds of approximately US$40.0 million in November, 2016.

In light of these and other achievements, as well as the high worldwide demand for mining officers which leads to an increased need to provide competitive salaries and bonus structures to attract and retain qualified personnel, management’s compensation has not been fully correlated to share price movement.

From September 1, 2011 to August 31, 2016, the share price of the Company has decreased by approximately 71.88% compared to an increase in the S&P/TSX Composite Index of approximately 14.94% and a decrease in the S&P/TSX Global Mining Index of approximately 45.65% during the corresponding period.

Option-Based Awards

The Existing Plan provides for the grant of stock options to directors, executive officers and key employees and consultants of the Company and its subsidiaries for the purpose of advancing the interests of the Company and its shareholders through the motivation, attraction and retention of these individuals. It is generally recognized that stock option plans aid in attracting, retaining and encouraging these individuals due to the opportunity offered to them to acquire a proprietary interest in the Company.

The Compensation Committee determines the ranges of stock option grants for each level of executive officer, the key employees to whom it recommends that grants be made, and the terms and conditions of the options forming part of such grants, and makes recommendations to the Board accordingly. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of the position and contribution to the Company. The existing number and terms of the outstanding options are taken into account when granting new options. The exercise price, which can be no less than the market price (as defined in the TSX Company Manual), the term, up to a maximum of ten years, and vesting provisions, if any, will be determined by the directors of the Company.

The number of stock options which may be issued under the Existing Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Existing Plan and cannot be increased without shareholder approval. Details of the Company’s Existing Plan are provided below under “Securities Authorized for Issuance under Equity Compensation Plans”. There was no re-pricing of stock options under the Existing Plan or otherwise during the most recently completed financial year.

Summary Compensation Table

The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended August 31, 2016, August 31, 2015 and August 31, 2014 in respect of each NEO.

NEO Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
R. Michael Jones CEO(3)	2016 2015 2014	465,167 430,000 390,000	Nil Nil Nil	56,304 338,415 578,146	78,750 331,500 516,500(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	600,221 1,099,915 1,484,646
Frank R. Hallam CFO(3)	2016 2015 2014	427,031 396,667 360,000	Nil Nil Nil	50,049 282,013 505,878	72,625 306,000 391,000(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	549,705 984,680 1,256,878
Peter C. Busse COO	2016 2015 2014	337,789 320,000 290,000	Nil Nil Nil	37,537 155,107 231,258	58,625 110,000 91,200(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	433,951 585,107 612,458
Kresimir (Kris) Begic VP Corporate Development	2016 2015 2014	213,333 201,667 185,000	Nil Nil Nil	23,460 84,604 211,023	36,750 100,000 65,500(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	273.543 386,271 461,523
Mlibo Mgudlwa VP Platinum Group Metals (RSA) (Pty) Ltd (5)	2016 2015 2014	196,615 190,266 179,324	Nil Nil Nil	20,020 56,403 86,722	14,676 26,549 26,903(4)	Nil Nil Nil	Nil Nil Nil	11,427 17,656 19,850	242,738 234,471 312,799

NOTES:

(1)	Financial year ended August 31st.
(2)

Amount is based on the fair value of the award on the date of grant for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(3)	Also a director of the Company. No fees are paid to the NEO in his role as a director.
(4)	Payment of this amount was made in January 2014 and included a one-time incentive representing a Waterberg discovery bonus.
(5)	Salary paid in Rand. Canadian dollar value is subject to exchange rate fluctuations between the South African Rand and the Canadian dollar.

Significant factors necessary to understand the information disclosed in the Summary Compensation Table above are as follows:

Pursuant to the terms of an employment agreement dated August 1, 2012 (the “Jones Employment Agreement”), R. Michael Jones is employed as the Company’s President/CEO. Pursuant to the Jones Employment Agreement, Mr. Jones’ annual compensation is $525,000 effective July 1, 2016 and payable in semi-monthly installments. The Jones Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Jones is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 5, 2012 (the “Hallam Employment Agreement”), Frank R. Hallam is employed as the Company’s CFO. Pursuant to the Hallam Employment Agreement, Mr. Hallam’s annual compensation is $475,000 effective July 1, 2016 and payable in semi-monthly installments. The Hallam Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Hallam is also eligible for an annual discretionary bonus.

Pursuant to the terms of an employment agreement dated July 27, 2012 (the “Busse Employment Agreement”), Peter Busse is engaged as the Company’s COO. Pursuant to the Busse Employment Agreement, Mr. Busse’s annual compensation is $350,000 effective July 1, 2016 and payable in semi-monthly instalments. The Busse Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Busse is also eligible for an annual discretionary bonus. Mr. Busse will be retiring in early calendar 2017.

Pursuant to the terms of an employment agreement dated July 25, 2012 (the “Begic Employment Agreement”), Kresimir (Kris) Begic is engaged as the Company’s VP of Corporate Development. Pursuant to the Begic Employment Agreement, Mr. Begic’s annual compensation is $230,000 effective July 1, 2016 and payable in semi-monthly instalments. The Begic Employment Agreement also includes a change of control provision, which is described more fully below at “Termination of Employment, Change in Responsibilities and Employment Contracts”. Mr. Begic is also eligible for an annual discretionary bonus.

The Jones Employment Agreement, the Hallam Employment Agreement, the Busse Employment Agreement and the Begic Employment Agreement are collectively the “Employment Agreements”.

Pursuant to the terms of an employment agreement dated June 28, 2011 (the “Mgudlwa Employment Agreement”), Mlibo Mgudlwa is engaged as VP of Platinum Group Metals (RSA) (Pty) Ltd. Pursuant to the Mgudlwa Employment Agreement, Mr. Mgudlwa’s annual compensation effective May 1, 2016 is Rand 2,384,517 (approximately $215,240) and payable in semi-monthly instalments. Mr. Mgudlwa is also eligible for an annual discretionary bonus.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs. The closing price of the Common Shares on the TSX on August 31, 2016 was $3.60.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
R. Michael Jones	50,000 40,000 100,000 120,000 67,500	13.00 9.60 13.00 6.50 2.00	Nov 15, 2016 Sept 7, 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 108,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Frank R. Hallam	40,000 40,000 87,500 100,000 60,000	13.00 9.60 13.00 6.50 2.00	Nov 15, 2016 Sept 7, 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 96,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Peter C. Busse	10,000 20,000 40,000 55,000 45,000	13.00 9.60 13.00 6.50 2.00	Nov 15, 2016 Sept 7, 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 72,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Kresimir (Kris) Begic	15,000 25,000 36,500 30,000 28,125	13.00 9.60 13.00 6.50 2.00	Nov 15, 2016 Sept 7, 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 45,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Mlibo Mgudlwa	10,000 20,000 15,000 20,000 24,000	13.00 9.60 13.00 6.50 2.00	Nov 15, 2016 Sept 7, 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 38,400	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

NOTES:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $3.60, and the exercise or base price of the option.

(2)

On January 26, 2016, the Company announced the Share Consolidation. All information in this Information Circular regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been adjusted to reflect the Share Consolidation.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the NEOs.

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended August 31, 2016.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
R. Michael Jones	Nil	Nil	Nil
Frank R. Hallam	Nil	Nil	Nil
Peter C. Busse	Nil	Nil	Nil
Kresimir (Kris) Begic	Nil	Nil	Nil
Mlibo Mgudlwa	Nil	Nil	Nil

NOTE:

(1)	This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options on the vesting date.

The options granted to the above NEOs on December 22, 2015 have the following vesting schedule: 25% of the options vested on the date of grant; 25% of the options vested one year from the date of grant (December 22, 2016); 25% of the options will vest two years from the date of grant (December 22, 2017); and 25% of the options will vest three years from the date of grant (December 22, 2018). As the exercise price of the options was at or above the market price of the Common Shares on the date of grant, the value of the options which vested that would have been realized if the options had been exercised on the vesting date was “nil”.

Subsequent to August 31, 2016, the following options, with no vesting provisions, were granted to NEOs:

Name	Options Granted December 23, 2016	Option Exercise Price ($)	Option Expiration Date
R. Michael Jones	200,000	2.00	December 23, 2021
Frank R. Hallam	175,000	2.00	December 23, 2021
Peter C. Busse	Nil	N/A	N/A
Kresimir (Kris) Begic	100,000	2.00	December 23, 2021
Mlibo Mgudlwa	90,000	2.00	December 23, 2021

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors or officers, and does not have a pension plan or a deferred compensation plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following plans or arrangements in respect of remuneration received or that may be received by the NEOs in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, change of control or change of responsibilities).

No termination or change of control payments are payable to Mr. Mgudlwa pursuant to the Mgudlwa Employment Agreement.

Pursuant to the Employment Agreements, each of R. Michael Jones, Frank R. Hallam, Peter Busse and Kresimir (Kris) Begic (hereinafter referred to as “Jones”, “Hallam”, “Busse” and “Begic”, respectively; each an “Officer” and collectively, the “Officers”) may resign by giving 90 days’ written notice and thereafter be entitled to his annual salary earned to the date of cessation, together with any outstanding earned but untaken vacation pay, reimbursement of any final expenses and all bonuses earned in respect of any period before the date of cessation (collectively, the “Final Wages”).

If an Officer is terminated without cause or resigns for good cause (as defined below), the Company will pay the Officer:

(a)	the Final Wages; and

(b)	an additional amount equal to 12 months (24 months for Jones and Hallam) of the Officers’ annual salary (the “Severance Period”), and the Officer’s current benefits will continue until the earlier of the end of the Severance Period and receipt of similar benefits through other employment.

In the case of either a termination or resignation for good cause following a Change of Control (as defined below), the Company will pay severance as follows (the “COC Severance”):

(a)	Final Wages;

(b)	an additional amount equivalent to 24 months’ annual salary (the “COC Severance Period”);

(c)

an additional lump sum equal to the sum of the amounts paid as bonuses to the Officer in respect of the completed three bonus years preceding the date of termination divided by 36 (the “Average Monthly Bonus”) multiplied by the number of completed months in the current bonus year through to the termination date; and

(d)	an additional lump sum equal to the Average Monthly Bonus multiplied by the number of months in the COC Severance Period, and the Officers’ current benefits will continue until the earlier of the end of the COC Severance Period and the Officers’ receipt of similar benefits through other employment.

In addition, each Officer shall have a special right to resign on one month’s written notice, delivered within 60 days following a Change of Control, in which case the Officer will be entitled to receive the COC Severance.

Upon a Change of Control, any non-vested options held by the Officer will be deemed vested on a Change of Control. Where the Change of Control is a transaction in which the shares of the Company are to be purchased or otherwise exchanged or acquired, such vesting shall take place so as to permit the Officer, at his election to participate in the transaction in respect of any such non-vested option shares, provided that if, for any reason such Change of Control transaction does not complete, the options shall revert to their original terms, including as to vesting and all options the vesting of which is accelerated pursuant to the foregoing shall remain open for exercise until the earlier of their expiry date or one year from the Change of Control.

Definitions

“Change of Control” means:

(a)

the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids (or any successor instrument thereto), of Common Shares of the Company which, when added to all other Common Shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding Common Shares of the Company; or

(b)

the removal, by extraordinary resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s Board who were not nominees of the Company’s incumbent Board at the time immediately preceding such election; or

(c)	the consummation of a sale of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d)

a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the person that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction.

“good cause” means the occurrence of one of the following events without the Officer’s written consent:

(a)

upon the material breach of any material term of the Employment Agreement by the Company if such breach or default has not been remedied to the reasonable satisfaction of the Officer within 30 days after written notice of the breach of default has been delivered by the Officer to the Company; or

(b)	a material reduction in the Officer’s responsibilities, title or reporting, except as a result of the Officer’s disability; or

(c)	any reduction by the Company in the Officer’s then current annual salary; or

(d)	relocation of the Officer’s principal office location by more than 25 kilometres.

An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on August 31, 2016, is set out in the table below and is more fully described in the section that follows:

	Triggering Event
NEO	Resignation	Termination Without Cause and Resignation for Good Cause	Change of Control
R. Michael Jones	N/A	$1,050,000	$1,976,750
Frank R. Hallam	N/A	$950,000	$1,719,625
Peter Busse	N/A	$350,000	$959,825
Kresimir (Kris) Begic	N/A	$230,000	$662,250
Mlibo Mgudlwa	N/A	N/A	N/A

Except as described above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the NEOs in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, Change of Control, etc.) or a change in responsibilities.

Significant Conditions or Obligations Attached to Payment and Benefits

Pursuant to the terms of their respective Employment Agreements, the Officers have agreed:

(a)	to devote such of their time and attention to the affairs and business of the Company and its subsidiaries as required to faithfully fulfill their duties as an officer of the Company;

(b)	not to divulge any confidential information or secrets of the Company to any person or persons without the prior consent in writing of the directors;

(c)

not to participate in the management of any business operation engaged in mineral operation within 10 km of any mineral property being mined, explored or developed by the Company within 12 months of termination without the written consent of the directors; and

(d)

to communicate immediately to the directors all business opportunities which come to the Officers in their position with the Company and to assign ownership of all business opportunities, inventions and improvements in the nature of the business of the Company that the Officers may conceive, make or discover while employed by the Company and such opportunities, inventions and improvements shall become the exclusive property of the Company without any obligation on the Company to make further payment.

Other than as provided above, as at August 31, 2016, there were no employment contracts between the Company and any NEO to compensate such NEO in the event of resignation, retirement or any other termination of the NEO’s employment with the Company or its subsidiaries, a Change of Control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a Change of Control.

Compensation of Directors

The following table describes all amounts of compensation provided to the directors of the Company, who are each not also NEOs, for the year ended August 31, 2016.

Director Name(1)	Fees Earned ($)(2)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Iain D.C. McLean	72,000	Nil	28,152	Nil	Nil	Nil	100,152
Eric H. Carlson	70,500	Nil	28,152	Nil	Nil	Nil	98,652
Barry W. Smee	59,167	Nil	28,152	Nil	Nil	Nil	87,319
Timothy D. Marlow	59,000	Nil	28,152	Nil	Nil	Nil	87,152
Diana J. Walters	51,167	Nil	28,152	Nil	Nil	Nil	79,319

NOTES:

(1)	Relevant disclosure has been provided in the Summary Compensation Table above, for directors who receive compensation for their services as a director who are also NEOs.
(2)	This Compensation of Directors Table outlines the compensation paid for Board and committee retainer fees, meeting fees and per diem fees as described below.
(3)

Amount is based on the grant date fair value of the award for a financial year using the Black-Scholes option pricing model with the various assumptions related to expected volatility, risk-free interest rate, expected life and expected dividend yield. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimated, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Schedule of Directors’ Fees and Narrative Description

Except as noted below, the Company has no arrangements, standard or otherwise, pursuant to which the non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended August 31, 2016.

Except as noted below, none of the Company’s current non-NEO directors have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the Company’s most recently completed financial year.

The fees payable to the non-NEO directors of the Company are for their service as directors and as members of committees of the Board and are as follows:

Board or Committee Name	Annual Retainer	Per Diem
Board of Directors	$50,000	Nil
Board Chairman	$15,000	Nil
Chair of the Audit Committee	$15,000	Nil
Other Committee Chairs	$10,000	Nil
Special Assignments	Nil	$1,000

Directors’ fees are recommended by the Compensation Committee based on a review of prevailing market conditions and a comparison to peer group companies with similar lines of business, market capitalization and public stock exchange listings. This recommendation is then subject to the approval of the Board.

Outstanding Share-Based Awards and Option-Based Awards to Directors

The following table sets forth information concerning all awards outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not also a NEO. The closing price of the Company’s shares on the TSX on August 31, 2016 was $3.60.

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Iain D.C. McLean	25,000 25,000 25,000 35,000 33,750	13.00 9.60 13.00 6.50 2.00	Nov 15 2016 Sept 7 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 54,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Eric H. Carlson	25,000 25,000 25,000 35,000 33,750	13.00 9.60 13.00 6.50 2.00	Nov 15 2016 Sept 7 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 54,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Barry W. Smee	25,000 25,000 25,000 35,000 33,750	13.00 9.60 13.00 6.50 2.00	Nov 15 2016 Sept 7 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 54,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Timothy D. Marlow	25,000 25,000 25,000 35,000 33,750	13.00 9.60 13.00 6.50 2.00	Nov 15 2016 Sept 7 2017 Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil Nil Nil 54,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Diana J. Walters	25,000 35,000 33,750	13.00 6.50 2.00	Jan 14, 2019 Feb 16, 2020 Dec 22, 2020	Nil Nil 54,000	Nil Nil Nil	Nil Nil Nil

NOTES:

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $3.60, and the exercise or base price of the option.

(2)

25% of the options vested as of the date of grant (December 22, 2015); 25% of the options vested one year of the date of grant (December 22, 2016); 25% of the options will vest two years from the date of grant (December 22, 2017); and 25% of the options will vest three years from the date of grant (December 22, 2018).

(3)

On January 26, 2016, the Company announced the Share Consolidation effective. All information in this Information Circular regarding the issued and outstanding Common Shares, options and weighted average number and per share information has been adjusted to reflect the Share Consolidation.

Incentive Plan Awards – Value Vested or Earned During the Year

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the directors.

The following table sets forth details of the value vested or earned by each director, who is also not a NEO, during the most recently completed financial year for each incentive plan award.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Iain D.C. McLean	Nil	N/A	N/A
Eric H. Carlson	Nil	N/A	N/A
Barry W. Smee	Nil	N/A	N/A
Timothy D. Marlow	Nil	N/A	N/A
Diana J. Walters	Nil	N/A	N/A

NOTE:

(1)	This value is calculated as the difference between the market price of the Common Shares and the exercise price of the options on the vesting date.

The options granted to the above directors on December 22, 2015 have the following vesting schedule: 25% of the options vested on the date of grant; 25% of the options vested one year from the date of grant (December 22, 2016); 25% of the options will vest two years from the date of grant (December 22, 2017); and 25% of the options will vest three years from the date of grant (December 22, 2018). As the exercise price of the options was at or above the market price of the Common Shares on the date of grant, the value of the options which vested that would have been realized if the options had been exercised on the vesting date was “nil”.

Subsequent to August 31, 2016, the following options, with no vesting provisions, were granted to each director who is also not a NEO:

Name	Options Granted December 23, 2016	Option Exercise Price ($)	Option Expiration Date
Iain D.C. McLean	125,000	2.00	December 23, 2021
Eric H. Carlson	125,000	2.00	December 23, 2021
Barry W. Smee	125,000	2.00	December 23, 2021
Timothy D. Marlow	125,000	2.00	December 23, 2021
Diana J. Walters	125,000	2.00	December 23, 2021

Deferred Share Unit Plan for Directors

The Board is proposing to adopt a deferred share unit plan for directors (the “DSU Plan”) to be effective concurrently with the Share Compensation Plan becoming effective, which will permit directors who are not salaried officers or employees of the Company or a related corporation (referred to as “Eligible Directors”) to convert into deferred share units (“DSUs”) the fees that would otherwise be payable by the Company to them relating to future services for their participation on the Board and on committees of the Board, including all annual retainers and amounts that would be payable for serving as the Chair of the Board and/or as a chair of a committee of the Board (excluding any reimbursement of expenses) (the “Board Fees”). Only Eligible Directors will be permitted to participate in the DSU Plan. The DSU Plan will be administered by the Board or such other persons as may be designated by the Board from time to time, through the recommendation of the Compensation Committee (the “DSUP Administrators”).

With respect to the conversion of Board Fees into DSUs, each Eligible Director may, under the DSU Plan, elect to convert a minimum of 20% up to a maximum of 100%, in 10% increments, of his or her future Board Fees for the relevant period into DSUs in lieu of being paid such fees in cash. On the date on which the relevant Board Fees are payable, the number of DSUs to be credited to a participating Eligible Director (a “DSU Participant”) will be determined by dividing an amount equal to the designated percentage of the Board Fees that the DSU Participant has elected to have credited in DSUs on that fee payment date, by the market value of a Common Share on that fee payment date. Eligible Directors will be entitled to make an election under the DSU Plan in respect of the period from January 1 through December 31 no later than December 31 of the prior year. Newly elected Eligible Directors, and all Eligible Directors on the date hereof, will have 30 days from the date of his/her appointment or the date the DSU Plan is effective, as applicable, to make an election in respect of the remainder of such calendar year. All such elections will be irrevocable in respect of such period.

If a DSU Participant becomes a salaried officer or an employee of the Company or a related corporation, such DSU Participant shall thereupon be suspended from further participation in the DSU Plan in the manner set out in the DSU Plan.

The DSUP Administrators may also, in their sole discretion from time to time, award DSUs to one or more Eligible Directors for the purposes of providing additional equity related remuneration to such Eligible Directors in respect of future services as an Eligible Director. With respect to the award of such DSUs, the DSUP Administrators will determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the DSUP Administrators determine otherwise, such DSUs will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The DSUP Administrators may consider alternatives for vesting criteria related to the Company’s performance and will have the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan will also provide that: (a) where the Termination of Board Service (as defined below) of a DSU Participant (or termination of service as a salaried officer or employee, if applicable) occurs as a result of the DSU Participant’s death, all unvested DSUs of that DSU Participant will vest effective on the date of death; and (b) if there is a change of control (as such term is defined in the DSU Plan), all unvested DSUs will vest immediately prior to such change of control.

If cash dividends are paid by the Company on the Common Shares, a DSU Participant will also be credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the DSU Participant holds on the record date for the payment of such dividend.

Canadian DSU Participants will not be entitled to redeem any DSUs (regardless of their vested status) until after the DSU Participant ceases to be a member of the Board by way of retirement, non-re-election as a director, resignation, incapacity or death (each, a “Termination of Board Service”), or termination of service as a salaried officer or employee, if applicable.

Except with respect to U.S. Eligible Directors (defined below) a DSU Participant (or the DSU Participant’s legal representative, as the case may be) will be permitted to redeem his or her vested DSUs no earlier than following Termination of Board Service (and termination of service as a salaried officer or employee, if applicable) by giving written notice to the Company to redeem on one or more dates specified by the DSU Participant (or the DSU Participant’s legal representative, as the case may be), which dates shall not, in any event, be earlier than the tenth day following the release of the Company’s quarterly or annual financial results immediately following such termination, or later than December 1 of the first calendar year commencing after the time of such termination. The DSUs of an Eligible Director who is a citizen or resident of the United States, as defined in the United States Internal Revenue Code of 1986, as amended (the “Code”), and any other Eligible Director who is subject to tax under the Code with respect to DSUs granted pursuant to the DSU Plan (each, a “U.S. Eligible Director”) will be redeemed during the calendar year following the year in which the U.S. Eligible Director experiences a “separation from service” (as defined in the Code) on a date selected by the Company. Upon redemption of DSUs, the Company will pay to the DSU Participant (or the DSU Participant’s legal representative, as the case may be) a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by the market value of a Common Share on the redemption date, net of any applicable deductions and withholdings. The DSU Plan will not entitle any DSU Participant to acquire Common Shares in connection with the redemption of vested DSUs under the DSU Plan.

The DSU Plan will also contain provisions that apply to DSU Participants who are subject to tax in both the United States and Canada. For such DSU Participants, in limited circumstances specified in the DSU Plan where there is a conflict in the requirements of U.S. tax laws and Canadian tax laws, the relevant DSUs will be forfeited.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Company are set out in Schedule “A” attached to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and during the most recently completed financial year, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(a)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or its subsidiaries; or

(b)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS

The following table provides information regarding the Existing Plan, being the only compensation plan in effect as of August 31, 2016, under which securities of the Company are authorized for issuance to directors, senior officers, employees, non-employee directors, management company employees, and consultants:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders	2,977,275	$7.31	5,908,428
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	2,977,275	$7.31	5,908,428

Information Concerning the Existing Plan

Below is a description of the Existing Plan. If the Share Compensation Plan is adopted, the Existing Plan will continue to exist but only for the purpose of governing the terms of all outstanding options that have already been issued under the Existing Plan before the adoption of the Share Compensation Plan.

The Existing Plan was approved by the shareholders at the annual general meeting held on January 10, 2006 and was amended at the Company’s annual general meeting held on January 10, 2007 and was ratified by the shareholders at the annual general meetings held on January 12, 2010, January 8, 2013 and February 26, 2016. The Existing Plan is classified as a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to options previously granted and those granted under the Existing Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. Other information relating to the Existing Plan is as follows:

  The Existing Plan is administered by the Compensation Committee.

  Options may be granted to directors, senior officers, employees, non-employee directors, management company employees and consultants of the Company and its affiliates.

  As at January 3, 2017, an aggregate of up to 11,280,362 options were issued or issuable under the Existing Plan, being a number of options equal to 10% of the Company’s issued and outstanding Common Shares on such date.

  As at January 3, 2017, an aggregate of 4,814,125 options were outstanding under the Existing Plan, being a number of options equal to 4.2% of the Company’s issued and outstanding Common Shares on such date.

  The number of Common Shares reserved for issuance under options granted to Insiders (as defined in the Existing Plan), together with any shares issuable to Insiders pursuant to any other share compensation arrangements of the Company, may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

  The number of shares issued to Insiders, together with any shares issued to Insiders pursuant to any other share compensation arrangements of the Company, within a 12-month period may not exceed 10% of the issued and outstanding number of Common Shares unless approved by disinterested shareholders.

  The number of Common Shares reserved for issuance to any one individual pursuant to options or any other share compensation arrangements of the Company in any 12-month period may not exceed 5% of the number of issued and outstanding Common Shares from time to time unless approved by securityholders who are not Insiders.

  The maximum aggregate number of Common Shares that may be reserved under the Existing Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period may not exceed 2% of the issued and outstanding Common Shares.

  The maximum aggregate number of Common Shares that may be reserved under the Existing Plan or other share compensation arrangements of the Company for issuance to persons employed in investor relations activities (as a group) may not exceed, in any 12 month period, 2% of the issued and outstanding Common Shares.

  The exercise price for options granted under the Existing Plan is determined by the Compensation Committee, in its discretion, at the time the options are granted, but such price shall be fixed in compliance with the applicable provisions of the TSX Company Manual in force at the time of grant, and, in any event, may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the day on which the option is granted (provided that if there are no trades on such day then the last closing price within the preceding ten trading days will be used, and if there are no trades within such ten-day period, then the simple average of the bid and ask prices on the trading day immediately preceding the day of grant will be used).

  The Existing Plan does not contain provisions allowing for the transformation of a stock option into a stock appreciation right.

  Vesting of options is at the discretion of the Compensation Committee at the time of grant of options.

  Options may be exercisable for a period of time determined by the Compensation Committee with the maximum term of options granted under the Existing Plan being ten years from the date of grant.

  Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Existing Plan. Options granted to any optionee who is a director, employee, consultant or management company employee must expire within 90 days after the optionee ceases to be in at least one of these categories. Options granted to any optionee who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities.

  In the event of death of the optionee, the outstanding options shall remain in full force and effect and exercisable by the heirs or administrators of the deceased optionee in accordance with the terms of the agreement for one year from the date of death or the balance of the option period, whichever is earlier.

  Options granted under the Existing Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution.

  Subject to the policies of the TSX, the Board may, at any time, without further action by the Company’s shareholders, amend the Existing Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted thereunder will comply with any provisions respecting stock options in the income tax and other laws in force in any country or jurisdiction of which a participant to whom an option has been granted may from time to time be resident or a citizen;

(b)	make amendments of an administrative nature;

(c)	change vesting provisions of an option or the Existing Plan;

(d)	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)	reduce the exercise price of an option for an optionee who is not an Insider;

(f)	make any amendments required to comply with applicable laws or TSX requirements; and

(g)	make any other amendments which are approved by the TSX.

  Other than as set forth above, any other amendments to the Existing Plan or options granted thereunder (or options otherwise governed thereby), including the reduction of the exercise price or the cancellation and reissuance of options or other entitlements, will be subject to the approval of the shareholders and TSX.

  The Existing Plan does not contain any provisions relating to the provision of financial assistance by the Company to optionees to facilitate the purchase of Common Shares upon the exercise of options.

  The Existing Plan contains adjustment provisions pursuant to which the exercise price of an option and/or the number of securities underlying an option may be adjusted in the event of certain capital changes of the Company including, without limitation, share consolidations, stock-splits, dividends and corporate reorganizations. The adjustment provisions are meant to ensure that the rights associated with the option are neither enhanced nor prejudiced as a result of the capital change.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Except as disclosed below, none of the proposed directors (or any of their personal holding companies) of the Company:

(a)	is, or during the ten years preceding the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, or during the ten years preceding the date of this Information Circular has been, a director or executive officer, of any company, including the Company, that while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager, or trustee appointed to hold its assets; or

(c)

has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver- manager or trustee appointed to hold the assets of that individual.

For the purposes of (a)(i) and (a)(ii) above, an “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable securityholder of the Company in deciding whether to vote for a proposed director.

Messrs. Carlson, Jones and Hallam are directors of Nextraction Energy Corp (“Nextraction”) that is currently the subject of a Cease Trade Order of the British Columbia Securities Commission issued on May 8, 2015 for failure to file a comparative financial statement for its financial year ended December 31, 2014 and a Form 51-102F1 Management’s Discussion and Analysis for the period ended December 31, 2014 (the “2014 Financial Statements”). Nextraction has now filed the 2014 Financial Statements and is in the process of completing and 29 filing all outstanding required 2015 and 2016 interim and annual financial reports and Management’s Discussion and Analysis. Nextraction is also working on financing and a reorganization so that it is financially able to continue as a going concern, complete its required filings on an ongoing basis and re-list its common shares for trading.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the person named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditors of the Company.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are, to any substantial degree, performed other than by their respective directors or executive officers.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of New Share Compensation Plan

Background

The Company is proposing to adopt a share compensation plan (the “Share Compensation Plan”) that will govern all future grants of restricted share units (the “RSUs”) and options to purchase Common Shares (the “Options”). If the Share Compensation Plan is adopted, the Existing Plan will continue to exist but only for the purpose of governing the terms of all outstanding options that have already been issued under the Existing Plan before the adoption of the Share Compensation Plan. See “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATIONS PLANS - Information Concerning the Existing Plan” for a description of the Existing Plan.

The Share Compensation Plan will be a 10% “rolling” plan pursuant to which the number of Common Shares which may be issuable pursuant to RSUs and Options granted under the Share Compensation Plan, options previously granted under the Existing Plan, together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries, is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant.

The Share Compensation Plan will provide participants (each, an “SCP Participant”), who may include participants who are citizens or residents of the United States (each, a “US-SCP Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

If the Share Compensation Plan is approved by shareholders at the Meeting, no new options will be granted under the Existing Plan. The Existing Plan will continue to govern the terms of all outstanding options issued under the Existing Plan and the total number of outstanding options issued (but not exercised) under the Existing Plan will count towards the maximum number of Options and RSUs issuable under the Share Compensation Plan.

If the Share Compensation Plan is not approved by shareholders at the Meeting, the Existing Plan will continue pursuant to its terms (i.e., as a 10% “rolling plan”).

The following description of the Share Compensation Plan assumes that the Share Compensation Plan, as presented to shareholders, is approved at the Meeting. A copy of the proposed Share Compensation Plan is attached to this Information Circular as Error! Reference source not found..

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of SCP Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people will be eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company or any non-employee director of any subsidiary of the Company, and any consultant (defined under the Share Compensation Plan as a consultant that (x) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities, or (y) otherwise satisfies the requirements to participate in an “employee benefit plan” as defined in Rule 405 under the United States Securities Act of 1933, as amended (the “1933 Act”) registered by the Company on Form S-8). Non-employee directors of the Company will not be eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Company will continue to be eligible to participate in respect of Options, however, only on a limited basis. See “Restrictions on the Award of RSUs and Grant of Options” below. Under the Existing Plan, directors of the Company have been technically eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

The Share Compensation Plan will be administered by the Board or such other persons as may be designated by the Board (the “SCP Administrators”) based on the recommendation of the compensation committee of the Board (the “Compensation Committee”). The SCP Administrators will determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of Common Shares that will be available for issuance upon the vesting of RSUs awarded and Options granted under the Share Compensation Plan will be limited to 10% of the issued and outstanding Common Shares at the time of any grant, as reduced by the number of Common Shares that may be issuable pursuant to options outstanding under the Existing Plan.

Under the Existing Plan, the number of Common Shares available for issuance pursuant to options granted thereunder may not exceed 10% of the issued and outstanding number of Common Shares at the time of the grant (i.e., on a “rolling” basis) unless approved by a majority of the shareholders of the Company. As of the date of this Information Circular, the Company has 112,803,619 Common Shares issued and outstanding and the aggregate number of Common Shares that may be issuable pursuant to options outstanding under the Existing Plan is 4,814,125 Common Shares (being approximately 4.27% of the issued and outstanding Common Shares and approximately 42.68% of the total Common Shares that may be issuable under the Existing Plan). The Common Shares that may be issuable pursuant to options outstanding under the Existing Plan will be included in the calculation of, and therefore will reduce, the total number of Common Shares that will be issuable pursuant to RSUs or Options under the Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Certain restrictions on awards of RSUs and grants of Options will apply as follows:

(a)

the number of Common Shares issuable under the Share Compensation Plan to any one SCP Participant (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 5% of the Common Shares then issued and outstanding;

(b)

the total number of Common Shares reserved and available for grant and issuance pursuant to the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding (together with those Common Shares issuable pursuant to any other security- based compensation arrangements of the Company or its subsidiaries);

(c)

the number of Common Shares issuable to insiders under the Share Compensation Plan (together with those Common Shares issuable pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding;

(d)

the number of Common Shares issued to insiders under the Share Compensation Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security-based compensation arrangements of the Company or its subsidiaries) cannot exceed 10% of the Common Shares then issued and outstanding; and

(e)	the number of Common Shares reserved for issuance to SCP Participants who are non-employee directors pursuant to Options under the Share Compensation Plan shall be limited to the lesser of:

	(i)	0.25% of the Common Shares then issued and outstanding; and

(ii)

$1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

Restricted Share Units

The total number of RSUs that may be awarded shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

(a)	Mechanics for RSUs

RSUs awarded to SCP Participants under the Share Compensation Plan will be credited to an account that will be established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the award have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by purchasing Common Shares in the open market or by making a lump sum cash payment of equivalent value.

(b)	Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the SCP Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the SCP Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the SCP Administrators’ current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company’s annual incentive compensation program, and performance- based vesting provisions as a component of the Company’s long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

(c)	Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any and all Common Shares corresponding to any vested RSUs will be issued (and with respect to each RSU of a US-SCP Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 90 days following such date of vesting); and unless otherwise determined by the SCP Administrators in their discretion, any unvested RSUs will automatically be forfeited and cancelled (and with respect to any RSU of a US-SCP Participant, if the SCP Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable RSU Agreement.) Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, any unvested performance-based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Options

The total number of Common Shares that may be issuable on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

(a)	Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the SCP Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

(b)	Vesting Provisions

The Share Compensation Plan provides that unless otherwise determined by the SCP Administrators, Options shall vest and become exercisable in respect of 33 1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the grant date of such Options.

(c)	Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the SCP Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options will be (whether or not then exercisable) automatically cancelled.

(d)	Other Terms

Cashless exercise of Options shall only be available to an SCP Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the SCP Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options. If an eligible SCP Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators , a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the SCP Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the SCP Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company may not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

The SCP Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the “Fair Market Value” of a Common Share (defined in the Share Compensation Plan as the weighted average trading price of a Common Share on any exchange in Canada for the last five trading days or, if the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day will be determined by the SCP Administrators with reference to such factors or such information as the SCP Administrators in their discretion deem appropriate) on the date the Option is granted. The exercise price of Options granted to US-SCP Participants shall not be less than the greater of (i) the Fair Market Value of a Common Share on the grant date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the date the Option is granted.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

The Share Compensation Plan provides that any unvested Options will vest at such time as determined by the SCP Administrators such that SCP Participants will be able to participate in a Change of Control, as defined in the Share Compensation Plan, including by surrendering such Options to the Company or a third party or exchanging such Options, for consideration in the form of cash or other securities. Additionally, any exchange, substitution or amendment of Options of US-SCP Participants will occur only to the extent and in a manner that is permitted under the Code and the 1933 Act.

Unless otherwise determined by the Board, in the event of a Change of Control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of an SCP Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the SCP Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto. Changes or adjustments to Options and RSUs of US-SCP Participants will be in accordance with the requirements of the Code and will comply with the vesting provisions of the Share Compensation Plan. The SCP Administrators will adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to reorganizations.

If there is a Change of Control transaction, the SCP Administrators may, in their sole discretion, determine that any or all unvested RSUs and any or all Options shall vest or become exercisable, as applicable, at such time and in such manner as determined by the SCP Administrators in their sole discretion such that SCP Participants will be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs and Options to the Company or a third party or exchanging such RSUs or Options, for consideration in the form of cash and/or securities, to be determined by the SCP Administrators, subject, in the case of a US-SCP Participant, to the applicable requirements of Section 409A of the Code.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any SCP Participant provided that such amendment shall:

(a)

not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and, with respect to RSUs and Options of US-SCP Participants, such amendment will not create adverse tax consequences;

(b)	be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange and the NYSE MKT LLC (“NYSE MKT”); and

(c)

be subject to shareholder approval, where required, by the requirements of the Toronto Stock Exchange and the NYSE MKT, provided that shareholder approval shall not be required for the following amendments:

(i)

amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or an RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

	(ii)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

	(iii)	a change to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof);

(iv)

a change to the termination provisions of any Option or RSU (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)

the introduction of features to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of SCP Participants to such broker who would purchase Common Shares in the open market for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vi)

the introduction of features to the Share Compensation Plan that would permit the Company to make lump sum cash payments to SCP Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(vii)

the introduction of a cashless exercise feature (payable in cash or securities), which would provide for up to the full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii)	change the application of Reorganization Adjustments provisions in section 6.3 or the Change of Control provisions in section 6.2).

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)	change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)	permit the award of RSUs to non-employee directors of the Company or a change in the limitations on grants of Options to non-employee directors;

(d)	permit RSUs or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)	extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(g)	amend the amendment provisions in Section 6.4 of the Share Compensation Plan.

Proposed Resolution and Board’s Recommendation

The ordinary resolution (the “Share Compensation Plan Resolution”), substantially in the form below, must be passed by at least a majority of the votes cast at the Meeting.

BE IT RESOLVED THAT:

1.

the share compensation plan of the Company (the “Share Compensation Plan”) as described in the management information circular dated January 3, 2017, attached as Error! Reference source not found. thereto, and all unallocated options, rights, and other entitlements issuable under the Share Compensation Plan, is hereby approved, subject to the Company obtaining all required approvals from the Toronto Stock Exchange, NYSE MKT LLC and any other regulatory authorities;

2.

the Company be and is hereby authorized to grant stock options and restricted share units pursuant to the terms and conditions of the Share Compensation Plan and all unallocated stock options and restricted share units issuable pursuant to the Share Compensation Plan be and are hereby specifically authorized and approved until February 23, 2020, a date that is three (3) years from the date of these resolutions;

3.

the directors of the Company are hereby authorized to make such amendments to the Share Compensation Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful to the extent permitted under the Share Compensation Plan, including, without limiting the generality thereof, authority, from time to time, to make amendments to the Share Compensation Plan without the approval of or further authority from the shareholders of the Company, but only as specifically permitted in the Share Compensation Plan and such other amendments as may be acceptable to the Toronto Stock Exchange or the NYSE MKT LLC, as necessary; and

4.

any director or officer of the Company is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to these resolutions.

The Board has unanimously approved the Share Compensation Plan and recommends to shareholders of the Company that they vote FOR the Share Compensation Plan. Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be voted against the Share Compensation Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Share Compensation Plan Resolution.

OTHER MATTERS

Management of the Company knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons designated by management as proxyholders in the form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles – Platinum Group Metals Ltd.” The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed fiscal year and may be viewed on the SEDAR website. Shareholders of the Company may request copies of the Company’s consolidated financial statements and related management discussion and analysis by contacting Platinum Group Metals Ltd., at Suite 788, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5, attention R. Michael Jones, President; or by telephone: 604-899-5450.

SCHEDULE “A”

CORPORATE GOVERNANCE PRACTICES

The following table addresses the disclosure requirements set out in Form 58-101F1 Corporate Governance Disclosure:

Corporate Governance Disclosure Requirement		The Company’s Approach

1.	Board of Directors –

(a)	Disclose identity of directors who are independent.	(a)	The following directors have been determined by the Board to be independent, as defined in National Instrument 58-101, as they are not members of management and are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding: Messrs. Barry W. Smee, Eric H. Carlson, Iain D.C. McLean, Timothy D. Marlow and Diana J. Walters.

(b)	Disclose identity of directors who are not independent and describe the basis for that determination.	(b)	The Company’s two non-independent directors are Messrs. R. Michael Jones and Frank R. Hallam, the Company’s President/CEO and CFO, respectively. These two directors are non-independent insofar as they have a material relationship with the Company by virtue of their senior executive positions with the Company.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	(c)	A majority of the Board is independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	(d)	The following directors are currently also directors of other issuers as listed: R. Michael Jones is also a director of West Kirkland Mining Inc. (TSX Venture Exchange (“TSXV”)) and Nextraction Energy Corp. (TSXV); Frank R. Hallam is also a director of West Kirkland Mining Inc. (TSXV) and Nextraction Energy Corp. (TSXV); Eric Carlson is also a director of Nextraction Energy Corp. (TSXV); and Diana J. Walters is also a director of Electrum Special Acquisition Corporation (NASDAQ Capital Market) and Trilogy Metals Inc. (TSX, NYSE MKT).

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	(e)	The independent directors of the Board do not hold meetings at which non-independent directors and members of management are not in attendance. However, they have the opportunity to and do hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. The Company holds regular quarterly meetings and other meetings as required, at which time the independent directors meet in camera. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Corporate Governance Disclosure Requirement		The Company’s Approach

(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.	(f)	Iain D.C. McLean is the Chairman of the Company and is an independent director. Mr. McLean has extensive business experience as senior executive in several public companies managing operations, listings, capital raising, etc. Mr. McLean also has experience in underground mining operations in the UK and South Africa. The chair’s role is to facilitate and chair discussions among the Company’s independent directors, and to facilitate communication between the independent directors and management. The chair is also charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management of the Company in order to facilitate the achievement of the goals of the Company. The chair reviews any comments or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Company’s activities.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	(g)	Director attendance at Board meetings held during the financial year ended August 31, 2016 is as follows: R. Michael Jones (10/10), Frank R. Hallam (10/10), Barry W. Smee (10/10), Iain D.C. McLean (10/10), Eric H. Carlson (7/10), Timothy D. Marlow (10/10) and Diana J. Walters (10/10).
2. Board Mandate –

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles of Incorporation; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board and the charters of the Board’s committees and other applicable laws and policies. A majority of the members of the Board shall be independent within the meaning of all applicable Canadian and U.S. securities laws and the rules of the Toronto Stock Exchange and the NYSE Amex LLC, unless exempted thereunder. No NYSE Amex LLC employee or floor member may serve on the Board.
The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:
a. Stewardship
The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company's constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.
b. Strategic Planning
The Board is actively involved in the Company’s strategic planning process. Management discusses and reviews materials relating to the strategic plan with the Board. The Board is responsible for reviewing and approving the strategic plan, which takes into account the opportunities and risks of the business. Following the completion of each year, the Board undertakes a

Corporate Governance Disclosure Requirement	The Company’s Approach

review of the strategic plan to assess the strengths, weaknesses and overall results of the plan. The Board also receives reports from management throughout the year on the current and proposed operations of the Company and reviews opportunities and assesses risks so that the plan can be adjusted.
c. Dealing with Risks
The Board, in its annual assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that mineral exploration and development activities are inherently risky. The Board has instructed management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time, appoint management, board members or advisors to assist in assessing different risks.
d. Succession Planning
The Board, through the Compensation Committee, annually identifies key individuals of the Company and, in consultation with management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company's policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of other senior management.
e. Disclosure Policy
The Timely Disclosure, Confidentiality and Insider Trading Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.
f. Internal Control and Management Information Systems
The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company. To maintain the effectiveness and integrity of the Company's financial controls, the Board, through the audit committee which consists solely of independent directors, provides oversight and monitors internal control and management information systems.
g. Approach to Corporate Governance
The Board has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices in the form of the Company’s Guide to Corporate Governance. The Board is also responsible for identifying individuals qualified to become new board members and recommending the new director nominees for the next annual meeting of shareholders.
Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Board.

Corporate Governance Disclosure Requirement			The Company’s Approach

h. Feedback
The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.
i. Expectations and Responsibilities of Directors
The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the committees, and conducts annual reviews of the performance of the committees.
Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.
Directors are responsible for fulfilling the Board’s expectations of Directors, as set out in the Position Description - Directors, in respect of: Board Activity; Preparation and Attendance; Communication; Committee Work; and Business, Community and Industry Knowledge.
j. Meetings
The Board shall meet on at least a quarterly basis. In addition, the independent directors shall meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

3.	Position Descriptions –

(a)	Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.		(a) The chair of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee has a clear written charter from the Board to carry out his responsibilities. Please refer to the Company’s Annual Information Form with respect to the fiscal year ended August 31, 2016, which is filed on SEDAR (www.sedar.com).

(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.		(b) The Board has developed a written position description for the CEO.

4.	Orientation and Continuing Education –

(a)	Briefly describe what measures the Board takes to orient new directors regarding		(a) The Company does not have a formal orientation and education program for new directors. However, new directors are provided with relevant materials with respect to the Company as well as being oriented on relevant corporate issues by the CEO. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.
	i.	The role of the Board, its committees and its directors, and
	ii.	The nature and operation of the issuer’s business.

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board		(b) The Board currently does not provide continuing education for its directors. By using a Board composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board

Corporate Governance Disclosure Requirement			The Company’s Approach

	ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.			operates effectively and efficiently. The Governance and Nomination Committee reviews, approves and reports to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

5.	Ethical Business Conduct –

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:		(a)	The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company. The Code is filed on SEDAR (www.sedar.com). The Code is provided to each director, officer, employee and consultant on an annual basis. In addition, if the Code is amended or revised, then a new copy is distributed. The Company’s Governance and Nomination Committee monitors compliance with the Code. Frank Hallam, CFO, has been appointed as the Company’s Ethics Officer to ensure adherence to the Code and to report to the Governance and Nomination Committee. Additionally, in order to ensure compliance with the Code, the Board has established an anonymous complaint procedure for financial concerns, and environment and safety concerns. To date, the Company has not been required to file a material change report relating to a departure from the Code.
	i.	Disclose how a person or company may obtain a copy of the code;
	ii.	Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
	iii.	Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.		(b)	Directors with an interest in a material transaction are required to declare their interest and not participate in, and not vote as a director on, any decision or resolution touching on such transactions. In addition, the Code requires all directors to obtain the specific permission of the Company’s Audit Committee or Governance and Nomination Committee (or the Board as a whole, if the potential conflict involves a member of the Audit Committee or the Governance and Nomination Committee) prior to becoming involved in certain activities that create or gives the appearance of a conflict of interest. A thorough discussion of the documentation related to material transaction is required for review by the Board, particularly independent directors.

(c)	Describe any other steps that Board takes to encourage and promote a culture of ethical business conduct.		(c)	The Board seeks directors who have solid track records in spheres ranging from legal and financial to exploration and mining in order to ensure a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It is a reminder to all directors, officers and employees of the seriousness of the Company’s commitment and compliance with the Code and it is mandatory for every director, officer and employee of the Company or any of its subsidiaries to read the Code.

6.	Nomination of Directors -

(a)	Describe the process by which the Board identifies new candidates for Board nomination		(a)	All of the Company’s directors are involved in the search for new directors. A new director should have direct experience in the mining business and significant public company

Corporate Governance Disclosure Requirement		The Company’s Approach

experience. The nominee must not have a significant conflicting public company association. Experienced mining directors are currently difficult to source as a result of the high level of activity in the mining sector. The Governance and Nomination Committee is responsible for making recommendations on the long-term plan for the composition of the Board that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Company. The plan includes: (i) the desired qualifications, demographics, skills and experience for potential directors; (ii) an interview process for potential candidates for Board membership; and (iii) a list of future candidates for Board membership after taking into account the competencies and skills that the Board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the Board. In addition, the Governance and Nomination Committee is also responsible for making recommendations annually regarding potential nominees for election as members of the Board.

(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	(b)	The Board has a Governance and Nomination Committee composed entirely of independent directors.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	(c)	In addition to the responsibilities listed above, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (i) all matters relating to the stewardship role of the Board in respect of the management of the Company, (ii) Board size and composition, including the candidate selection process and the orientation of new member, and (iii) such procedures as may be necessary to allow the Board to function independently of management. The Governance and Nomination Committee meets at least once per year and has used an outside search firm for qualified candidates.

7.	Compensation –

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	(a)	The Board reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. There is no minimum share ownership requirement of directors. Directors’ compensation is in the form of stock options and annual fees. The Company’s Compensation Committee reviews and recommends to the Board for approval the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. This includes incentive plan design and other remuneration.

(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	(b)	The Board has a Compensation Committee composed entirely of independent directors.

Corporate Governance Disclosure Requirement	The Company’s Approach

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	(c) The Compensation Committee’s primary responsibility is to approve or provide the Board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets
          annually to review and set the remuneration for the upcoming year.

8. Other Board Committees –

If the Board has standing committees other than the audit and compensation committees, identify the committees and describe their function.	The Company has a Governance and Nomination Committee and a Disclosure Committee.

9. Assessments –

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.	The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness of the Board, its members, its committees and their charters. It is also responsible for reviewing: (i) the performance of individual directors and committees of the Board; (ii) the performance evaluation of the chair of each Board committee; and (iii) regularly, the performance evaluation of the CEO, including performance against corporate objectives. The Governance and Nomination Committee is in the process of establishing an appropriate process for the regular evaluation of the Board, and will conduct regular assessments in accordance with its mandate. Management and directors communicate with shareholders on an ongoing basis, and shareholders are regularly consulted on the effectiveness of Board members and senior staff.

10. Director Term Limits and Other Mechanisms of Board Renewal –

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company’s best interests. To ensure adequate board renewal, the Governance and Nomination Committee is responsible for conducting regular director, Board and committee assessments. These assessments will evaluate the tenure and performance of individual directors and review the composition and effectiveness of the Board and its committees. The results of these assessments will be reported to the Board and the Chair, together with recommendations, if any, from the Governance and Nomination Committee comprising the composition of the Board.

11. Policies Regarding the Representation of Women on the Board –

(a)     Disclose whether the issuer has adopted a written policy
          relating to the identification and nomination of women
          directors. If the issuer has not adopted such a policy,
disclose why it has not done so.	In identifying suitable candidates for nomination to the Board, the Governance and Nomination Committee and the Board do not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, but rather makes their nomination and appointment decisions based on merit, regardless of gender, by assessing

Corporate Governance Disclosure Requirement	The Company’s Approach

whether a person’s skills and experience are appropriate for a Board position. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of female directors. The Board also considers the Canadian Charter of Rights and Freedoms in connection with its nomination and appointment procedures.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:	N/A
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

12. Consideration of the Representation of Women in the Director Identification and Selection Process –

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.	See item 11 above.

13. Consideration Given to the Representation of Women in Executive Officer Appointments –

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	See item 11 above.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions –

(a) For purposes of this Item, a “target” means a	See item 11 above.

Corporate Governance Disclosure Requirement		The Company’s Approach
number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.
(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.
(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	For additional disclosure in respect of the Company’s directors And executive officers, please see sections titled “Election of Directors” and “Compensation Discussion and Analysis” of this Information Circular.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

SCHEDULE “B”

SHARE COMPENSATION PLAN

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

	(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

	(b)	“Account” has the meaning attributed to that term in section 4.8;

	(c)	“Administrators” means the Board or such other persons as may be designated by the Board from time to time;

	(d)	“Associate” has the meaning attributed to that term in the Securities Act (British Columbia);

	(e)	“Award Date” means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(f)

“Blackout Period” means the period during which designated directors, officers and employees of the Company cannot trade the Common Shares pursuant to the Company’s policy respecting restrictions on directors’, officers’ and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Company or in respect of an insider, that insider is subject);

	(g)	“Board” means the board of directors of the Company from time to time;

	(h)	“Business Day” means each day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia, Canada;

	(i)	“Change of Control” means:

(i)

the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company),

(ii)

the completion of a consolidation, merger or amalgamation of the Company with or into any other corporation whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii)

the completion of a sale whereby all or substantially all of the Company’s undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(j)	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

(k)	“Common Shares” means the common shares of the Company;

(l)	“Company” means Platinum Group Metals Ltd., a company existing under the Business Corporations Act (British Columbia) and the successors thereof;

(m)

“Consultant” means a consultant that (i) is an individual that provides bona fide services to the Company pursuant to a written contract for services with the Company and such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities, or (ii) otherwise satisfies the requirements to participate in an “employee benefit plan” as defined in Rule 405 under the 1933 Act registered by the Company on Form S-8;

(n)	“Effective Date” means •, 2017;

(o)	“Eligible Person” means:

(i)

any officer or employee of the Company and/or any officer or employee of any Subsidiary of the Company and, solely for purposes of the grant of Options, any non-employee director of the Company and/or any non-employee director of any Subsidiary of the Company; and

(ii) a Consultant;

(p)

“Event of Termination” means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(q)

“Fair Market Value” of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange in Canada where the Common Shares are listed (including the TSX) for the last five trading days prior to such day or, on a day during any period when the Common Shares are not listed for trading on an exchange, the fair market value per Common Share on such day as determined by the Administrators in their sole discretion with reference to such factors or such information as the Administrators in their discretion deem appropriate;

(r)	“Grant Date” means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(s)	“insider” has the meaning attributed to that term in the TSX Company Manual;

(t)	“Insider Participant” means a Participant who is (i) an insider of the Company or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(u)	“NYSE MKT” means the NYSE MKT LLC;

(v)	“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

(w)	“Option” means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(x)	“Option Agreement” has the meaning ascribed to that term in section 3.2;

(y)	“Participant” means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(z)	“Plan” means this share compensation plan, as amended, replaced or restated from time to time;

(aa)

“Reserved for Issuance” refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(bb)	“Restricted Share Unit” means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(cc)	“Restricted Share Unit Agreement” has the meaning ascribed to that term in section 3.2;

(dd)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Company and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(ee)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia) and “Subsidiaries” shall have a corresponding meaning;

(ff)	“TSX” means the Toronto Stock Exchange;

(gg)

“U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan; and

(hh)	“Withholding Obligations” has the meaning ascribed to that term in section 4.6.

1.2	Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4

References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5

Currency: All references in this Plan or in any agreement entered into under this Plan to “dollars”, “$” or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2.	PURPOSE AND ADMINISTRATION OF THE PLAN

2.1

Purpose: The purpose of the Plan is to advance the interests of the Company and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Company and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2	Common Shares Subject to the Plan:

(a)

The total number of Common Shares reserved and available for grant and issuance pursuant to this Plan shall not exceed 10% of the issued and outstanding Common Shares from time to time (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its Subsidiaries);

(b)

The number of Common Shares issuable under the Plan to any one Eligible Person (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its Subsidiaries) shall not exceed 5% of the issued and outstanding Common Shares from time to time;

(c)

The number of Common Shares issuable to insiders under the Plan (together with those Common Shares issuable pursuant to any other security based compensation arrangements of the Company or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares;

(d)

The number of Common Shares issued to insiders under the Plan within a one-year period (together with those Common Shares that are issued pursuant to any other security based compensation arrangements of the Company or its Subsidiaries) shall not, at any time, exceed 10% of the issued and outstanding Common Shares; and

(e)

The number of Common Shares reserved for issuance to Participants who are non-employee directors pursuant to Options shall be limited to the lesser of: (i) 0.25% of the Common Shares then issued and outstanding; and (ii) $1,000,000 in total value of grants of Options that each director receives over the life of the Plan from the Effective Date or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

2.3

Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

	(a)	adopt rules and regulations for implementing the Plan;

(b)

determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

	(c)	interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

	(d)	subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

	(e)	make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3.	ELIGIBILITY AND PARTICIPATION IN PLAN

3.1

The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof; provided, however, that Restricted Share Units shall not be awarded to non-employee directors of the Company in any circumstance.

3.2

Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement (“Restricted Share Unit Agreement”) between the Company and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement (“Option Agreement”) between the Company and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time.

4.	AWARD OF RESTRICTED SHARE UNITS

4.1

Award of Restricted Share Units: Subject to section 2.2, the total number of Restricted Share Units that may be awarded pursuant to this section shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons. In awarding any Restricted Share Units, the Administrators shall determine:

	(a)	to whom Restricted Share Units pursuant to the Plan will be awarded;

	(b)	the number of Restricted Share Units to be awarded and credited to each Participant’s Account;

	(c)	the Award Date; and

(d)	subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant’s Account effective as of the Award Date.

4.2	Restricted Share Unit Agreement: Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3	Vesting:

(a)

Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Restricted Share Units.

(b)

For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Company’s performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c)	Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d)

Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4

Blackout Periods: Should the date of vesting of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such date of vesting shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5

Common Shares Issued by the Company on Vesting: As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan, but subject to subsection 4.3(d), the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Restricted Share Units until that person or entity becomes the holder of record of those Common Shares.

4.6

Taxes and Source Deductions: The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares (“Withholding Obligations”). Without limiting the generality of the foregoing, the Company may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Company is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant. Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

4.7	Rights Upon an Event of Termination:

(a)

If an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant’s Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof. With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 90 days following such date of vesting.

(b)

If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant’s Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled. With respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement.

(c)

Notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Company’s retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant’s Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(d)

For greater certainty, if a Participant’s employment is terminated for just cause, each unvested Restricted Share Unit in the Participant’s Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e)

For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8

Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an “Account”). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Company. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant’s Account will be cancelled.

4.9	Record Keeping: The Company shall maintain records in which shall be recorded:

	(a)	the name and address of each Participant;

	(b)	the number of Restricted Share Units credited to each Participant’s Account;

	(c)	any and all adjustments made to Restricted Share Units recorded in each Participant’s Account; and

	(d)	any other information which the Company considers appropriate to record in such records.

5.	GRANT OF OPTIONS

5.1

Grant of Options: Subject to section 2.2, the total number of Common Shares reserved and available for grant pursuant to this section on exercise of Options shall not exceed 7.5% of the number of issued and outstanding Common Shares from time to time.

The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine:

	(a)	to whom Options pursuant to the Plan will be granted;

	(b)	the number of Options to be granted, the Grant Date and the exercise price of each Option;

	(c)	the expiration date of each Option; and

	(d)	subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the exercise price for a Common Share pursuant to any Option shall not be less than the Fair Market Value of a Common Share on the Grant Date in respect of that Option, and with respect to Options granted to U.S. Participants, the exercise price shall not be less than the greater of (i) Fair Market Value of a Common Share on the Grant Date and (ii) the closing price of the Common Shares on any exchange in Canada where Common Shares are listed on the last trading day prior to the Grant Date.

5.2	Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3	Vesting:

(a)	Subject to subsection 5.3(b) below, at the time of the grant of any Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to such Options.

(b)

Unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33-1/3% of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

5.4

Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 6.4 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5	Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C, with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

5.6	Payment and Issuance:

(a)

Upon actual receipt by the Company or its agent of the materials required by subsection 5.5 and receipt by the Company of a cheque or other form of acceptable payment for the aggregate exercise price, which may include compliance with any protocol for cashless exercise of Options as is approved by the Administrators from time to time, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Company as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Company prior to the receipt of payment by the Company for the aggregate exercise price for the Options being exercised.

(b)

Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws, (i) cashless exercise of Options shall only be available to a Participant who was granted and is exercising such Options outside the United States in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on a stock exchange or market in Canada, the Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the exercise price of the Options, and (ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the exercise price of the Options, the exercise price of the Options will be delivered to the Company and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the exercise price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Company shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the exercise price therefor, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.7

Taxes and Source Deductions: The Company or an affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Company may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Company equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant. Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant.

5.8	Rights Upon an Event of Termination:

(a)

If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b)

Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i)	the expiry of the Option; and

(ii)	six months after the date of the Event of Termination.

(c)

Notwithstanding the foregoing subsections 5.8(a) and (b), if a Participant’s employment is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d)

For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.9	Record Keeping: The Company shall maintain an Option register in which shall be recorded:

	(a)	the name and address of each holder of Options;

	(b)	the number of Common Shares subject to Options granted to each holder of Options;

	(c)	the term of the Option and exercise price, including adjustments for each Option granted; and

	(d)	any other information which the Company considers appropriate to record in such register.

6.	GENERAL

6.1	Effective Date of Plan: The Plan shall be effective as of the Effective Date.

6.2

Change of Control: If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, the Administrators may, in their sole discretion, determine that any or all unvested Restricted Share Units and any or all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time and in such manner as may be determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units and Options to the Company or a third party or exchanging such Restricted Share Units or Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that is permitted under Section 409A of the Code, and with respect to Restricted Share Units of U.S. Participants, any surrender or other modification of Restricted Share Units will occur only consistent with the requirements of Section 409A of the Code, to the extent applicable.

6.3	Reorganization Adjustments:

(a)

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators, in the Administrators’ sole discretion, may, subject to any relevant resolutions of the Board, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options and Restricted Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under this Plan, provided that the value of any Option or Restricted Share Unit immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option or Restricted Share Unit prior thereto, as determined by the Administrators.

(b)

Notwithstanding the foregoing, with respect to Options and Restricted Share Units of U.S. Participants, such changes or adjustments will be in accordance with the requirements of Section 409A of the Code to the extent applicable and will comply with the requirements in subsection 4.3(d).

(c)

The Company shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d)

The Administrators may from time to time adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 6.2 or section 6.3(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 6.2 or section 6.3(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

6.4	Amendment or Termination of Plan:

The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a)

not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of section 6.3 hereof, and, with respect to Restricted Share Units and Options of U.S. Participants, such amendment will not create adverse tax consequences under Section 409A;

	(b)	be subject to any regulatory approvals including, where required, the approval of the TSX and the NYSE MKT; and

	(c)	be subject to shareholder approval, where required by the requirements of the TSX and the NYSE MKT, provided that shareholder approval shall not be required for the following amendments:

(i)

amendments of a “housekeeping nature”, including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)	amendments that are necessary or desirable for Restricted Share Units or Options to qualify for favourable treatment under any applicable tax law;

(iii)	a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv)

a change to the termination provisions of any Option or Restricted Share Units (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v)

the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares in the open market for such Participants;

(vi)

the introduction of features to the Plan that would permit the Company to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, make lump sum cash payments to Participants;

(vii)	the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(viii)	change the application of section 6.3 hereof (Reorganization Adjustments) and section 6.2 (Change of Control).

For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a)	change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b)	increase the limits in section 2.2;

(c)	permit the award of Restricted Share Units to non-employee directors of the Company or change in the limitations on grants of Options to non-employee directors;

(d)	permit Restricted Share Units or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)	reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)	extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(g)	amend this section 6.4.

6.5

Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants’ Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.6

Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant’s Restricted Share Units or Options or any rights the Participant has under the Plan.

6.7

Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

6.8	No Effect on Employment, Rights or Benefits:

(a)	The terms of employment shall not be affected by participation in the Plan.

(b)

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Company, the Board or the shareholders of the Company to remove any Participant from the Board or of the Company or any Subsidiary to terminate any Participant’s employment or agreement with a Consultant at any time for any reason whatsoever.

(c)

Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Company or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.9

Market Value of Common Shares: The Company makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Company or a corporation related thereto.

6.10	Compliance with Applicable Law:

(a)

If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Company shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b)

The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX and NYSE MKT. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the Restricted Share Units, the Options and the Common Shares issuable pursuant to the Restricted Share Units and Options, as applicable, have been registered under the 1933 Act, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act, as determined by the Company in its sole discretion.

6.11	Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

6.12

Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.13

Special Terms and Conditions Applicable to U.S. Participants: Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to Treas. Reg. Section 1.409A- 1(b)(5)(i)(A) and the Plan and such Options will be construed and administered accordingly. Restricted Share Units awarded to U.S. Participants are intended to comply with Section 409A of the Code, to the extent it is applicable, and the Plan and Restricted Share Unit Agreements will be construed and administered accordingly. Although the Company intends Options and Restricted Share Units granted to U.S. Participants either to be exempt from Section 409A or to comply with it, the Company makes no representation or guaranty as to the tax treatment of such Options and Restricted Share Units. Each U.S. Participant (and any beneficiary or the estate of the Participant, as applicable) is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with this Plan. Neither the Company nor any affiliate, nor any employee or director of the Company or an affiliate, shall have any obligation to indemnify or otherwise hold such U.S. Participant, beneficiary or estate harmless from any or all such taxes or penalties.

ADOPTED the • day of February, 2017

EXHIBIT A

THE RESTRICTED SHARE UNITS AND THE UNDERLYING COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

RESTRICTED SHARE UNIT AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the “Restricted Share Grant Date”) Platinum Group Metals Ltd. (the “Company”) has granted to ___________________________________________ (the “Participant”), ______________ Restricted Share Units pursuant to the Company’s Share Compensation Plan (the “Plan”), a copy of which has been provided to the Participant.

Restricted Share Units are subject to the following terms:

(a)	Pursuant to the Plan and as compensation to the Participant, the Company hereby grants to the Participant, as of the Restricted Share Grant Date, the number of Restricted Share Units set forth above.

(b)

The granting and vesting of the Restricted Share Units and the payment by the Company of any payout in respect of any Vested Restricted Share Units (as defined below) are subject to the terms and conditions of the Plan, all of which are incorporated into and form an integral part of this Restricted Share Unit Agreement.

(c)	The Restricted Share Units shall become vested restricted share units (the “Vested Restricted Share Units”) in accordance with the following schedule:

(i)	• on the 6 month anniversary of the Restricted Share Grant Date;

(ii)	•on the 12 month anniversary of the Restricted Share Grant Date;

(iii)	•on the 18 month anniversary of the Restricted Share Grant Date; and

(iv)	• on the 24 month anniversary of the Restricted Share Grant Date (each a “Vesting Date”).

(d)

As soon as reasonably practicable following the Vesting Date, or, if the Participant is not a U.S. Participant (as defined in the Plan), such later date mutually agreed to by the Company and the Participant, the Participant shall be entitled to receive, and the Company shall issue or provide, a payout with respect to those Vested Restricted Share Units in the Participant’s Account to which the Vesting Date relates (each a “Payout Date”) in the form of one (1) Common Share issued from treasury for each Vested Restricted Share Unit, subject to any applicable Withholding Obligations.

(e)	The Participant acknowledges that:

	(i)	he or she has received and reviewed a copy of the Plan; and

(ii)

the Restricted Share Units have been granted to the Participant under the Plan and are subject to all of the terms and conditions of the Plan to the same effect as if all of such terms and conditions were set forth in this Restricted Share Unit Agreement, including with respect to termination and forfeiture as set out in Section 4.7 of the Plan.

Notwithstanding anything to the contrary in this Restricted Share Unit Agreement, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit evidenced hereby shall be completed no later than December 15 of the third calendar year commencing after the Restricted Share Grant Date.

The grant of the Restricted Share Units evidenced hereby is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Restricted Share Units and the vesting of the Restricted Share Units. The Participant acknowledges that he/she is not relying on the Company for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants to the Company that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Restricted Share Units, and (ii) the undersigned is not in the United States or a U.S. person, nor is the undersigned acquiring the Restricted Share Units for the benefit of a person in the United States or a U.S. person. The Company may condition awards and elections under the Plan upon receiving from the undersigned such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Company, acting in its sole discretion.

In the event of any inconsistency between the terms of this Restricted Share Unit Agreement and the Plan, the terms of the Plan shall prevail unless otherwise determined in the Plan.

PLATINUM GROUP METALS LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT B

THE OPTIONS AND THE OPTIONED SHARES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS SUCH SECURITIES ARE REGISTERED UNDER THE 1933 ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT ARE AVAILABLE. THE TERMS “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED IN REGULATION S UNDER THE 1933 ACT.

OPTION AGREEMENT

Notice is hereby given that, effective this ________ day of ________________, __________ (the “Effective Date”) Platinum Group Metals Ltd. (the “Company”) has granted to
___________________________________________ (the “Participant”), Options to acquire ______________ Common Shares (the “Optioned Shares”) up to 4:30 p.m. Pacific Time on the __________ day of ____________________, __________ (the “Option Expiry Date”) at an exercise price of Cdn$____________ per Optioned Share pursuant to the Company’s Share Compensation Plan (the “Plan”), a copy of which is attached hereto.

Optioned Shares may be acquired as follows:

(a)	[insert vesting provisions]; and

(b)	[insert hold period when required].

The grant of the Options evidenced hereby and the Option Expiry Date thereof, is made subject to the terms and conditions of the Plan. The Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Optioned Shares. The Participant acknowledges that he/she is not relying on the Company for any tax advice and has had an adequate opportunity to obtain advice of independent tax counsel.

The Participant represents and warrants that (i) under the terms and conditions of the Plan the Participant is a bona fide Eligible Person (as defined in the Plan) entitled to receive Options, and (ii) the Participant is not in the United States or a U.S. person, nor is the Participant acquiring the Options or any Optioned Shares for the benefit of a person in the United States or a U.S. person. The Participant understands that the Options may not be exercised in the United States or by or on behalf of a U.S. person unless the Options and the Option Shares have been registered under the 1933 Act or are exempt from registration thereunder. The Company may condition the exercise of the Options upon receiving from the Participant such representations and warranties and such evidence of registration or exemption under the 1933 Act as is satisfactory to the Company, acting in its sole discretion.

In the event of any inconsistency between the terms of this Option Agreement and the Plan, the terms of the Plan shall prevail.

PLATINUM GROUP METALS LTD.

Authorized Signatory	Signature of Participant

Name of Participant

EXHIBIT C

NOTICE OF OPTION EXERCISE

TO: Platinum Group Metal Ltd. (the “Company”)

FROM: ___________________________

DATE:  ___________________________

The undersigned hereby irrevocably gives notice, pursuant to the Company’s Share Compensation Plan (the “Plan”), of the exercise of the Options to acquire and hereby subscribes for:

[check one]

[ ]	(a)	all of the Optioned Shares; or

[ ]	(b)	_______________of the Optioned Shares,

which are the subject of the Option Agreement attached hereto.

Calculation of total Exercise Price:

(i)	number of Optioned Shares to be acquired on exercise	____________
Optioned Shares

(ii)	multiplied by the Exercise Price per Optioned Share:	$ ____________

	TOTAL EXERCISE PRICE, enclosed herewith (unless this is a cashless exercise):	$ ____________

Unless this exercise form is accompanied by a written opinion of U.S. legal counsel or other evidence (each of which must be satisfactory to the Company, in its sole discretion) to the effect that the exercise of the Options and the issuance of the Optioned Shares upon such exercise is registered under or exempt from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”), I hereby represent and warrant to the Company that I am not in the United States or a U.S. person, and I am not acquiring the Optioned Shares for the account or benefit of a U.S. person or a person in the United States. The terms “United States” and “U.S. person” are as defined in Regulation S under the 1933 Act.

I hereby:

[ ]	(a)

unless this is a cashless exercise, enclose a cheque payable to “Platinum Group Metals Ltd.” for the aggregate Exercise Price plus the amount of the estimated Withholding Obligations and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

[ ]	(b)

advise the Company that I am exercising the above Options on a cashless exercise basis, in compliance with the procedures established from time to time by the Administrators for cashless exercises of Options under the Plan. I will consult with the Company to determine what additional documentation, if any, is required in connection with my cashless exercise of the above Options. I agree to comply with the procedures established by the Company for cashless exercises and all terms and conditions of the Plan. Please prepare the Optioned Shares certificates, if any, issuable in connection with this exercise in the following name(s):

___________________________________________________________________

___________________________________________________________________

Signature of Participant

Name of Participant

Letter and consideration/direction received on ________________, 20 _____.

PLATINUM GROUP METALS LTD.

By:
[Name]
[Title]